SPLINTERNET HOLDINGS, INC.
535 Connecticut Avenue
Norwalk, Connecticut 06854

August 4, 2006
VIA FACSIMILE
Michael McTiernan
Special Counsel
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Splinternet Holdings, Inc.
Registration Statement on Form SB-2/A
Filed on July 26, 2006
File No. 333-134658

Dear Mr. McTiernan:

With respect to the above-referenced filing (the “Filing”), we hereby request accelerated effectiveness for Monday, August 7, 2006, no later than 3:00 p.m., or as soon as practicable thereafter.

We hereby acknowledge that (a) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, same does not foreclose the Commission from taking any action with respect to the filing, (b) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve us from full responsibility for the adequacy and accuracy of the disclosures contained in the Filing, and (c) we may not assert Staff comments and the declaration of effectiveness of the Filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael McTiernan
August 4, 2006
Page of 2 of 2

Please contact me immediately at (203) 354-9164 if you have any questions or concerns or need anything further.

Sincerely,

SPLINTERNET HOLDINGS, INC.

By:	/s/ James C. Ackerly
James C. Ackerly, President

cc:	Paul Fischer
David N. Feldman